Exhibit 99.1

Tencent Music Entertainment Group Announces New Audit Committee Member

SHENZHEN, China, September 23, 2025 /PRNewswire/ -- Tencent Music Entertainment Group (“TME”, or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that its Board of Directors (the “Board”) approved the appointment of Ms. Jeanette Kim Yum Chan, an independent director of the Board, as a member of the audit committee, effective September 23, 2025.

Ms. Chan has served as a member of our Board, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director, since September 2022. Ms. Chan has been working in Airwallex (Cayman) Limited (“Airwallex”), a global cross-border payments company, since 2019, and is currently the chief legal, compliance and risk officer of the group of Airwallex. Prior to Airwallex, she served as the managing partner of the China practice at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an international law firm where her practice focused on cross-border mergers and acquisitions and private equity investments, with an emphasis on joint venture transactions and in the telecommunications, IT and media markets in the Asia Pacific region from 1986 to 2019. Ms. Chan is qualified to practice law in New York, British Columbia (Canada) and Hong Kong and is a non-practising solicitor of England and Wales. She obtained a Bachelor of Arts from the University of Toronto in Canada in 1980, a Bachelor of Laws from the University of British Columbia in Canada in May 1983, and a Master’s degree in Law from Harvard University in the United States in June 1986.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 885034

SOURCE Tencent Music Entertainment Group